EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

For the Three Months Ended
April 2, 2006	April 3, 2005 (b)

Earnings:

Income before income taxes	$184,522	$178,268

Add (deduct):
Interest on indebtedness	25,694	19,669
Portion of rents representative of the interest factor (a)	1,907	1,916
Amortization of debt expense	110	112
Amortization of capitalized interest	723	800
Earnings as adjusted	$212,956	$200,765

Fixed Charges:

Interest on indebtedness	$25,694	$19,669
Portion of rents representative of the interest factor (a)	1,907	1,916
Amortization of debt expense	110	112
Capitalized interest	(7)	-
Total fixed charges	$27,704	$21,697

Ratio of earnings to fixed charges	7.69	9.25

                NOTE:

            (a)      Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.

            (b)       Amounts for 2005 were adjusted to reflect the adoption of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, in the fourth quarter of 2005.